Exhibit 99.2

ReNew Energy Global Plc to hold its fourth Annual General Meeting on September 18, 2025

ReNew Energy Global Plc (“ReNew” or “the Company”) (NASDAQ: RNW, RNWWW) today announced that it will hold its fourth Annual General Meeting (AGM) of shareholders in London, United Kingdom, on September 18, 2025.

The Company will propose following resolutions at the AGM:

Resolution No. 1	To receive the U.K. Companies Act annual reports and accounts of the Company for the financial year ended March 31, 2025;
Resolution No. 2	To approve the directors’ remuneration report of the Company for the financial year ended March 31, 2025;
Resolution No. 3	To approve the new directors’ remuneration policy of the Company;
Resolution No. 4	To approve re-appointment of Manoj Singh as a director
Resolution No. 5	To approve re-appointment of Sir Sumantra Chakrabarti as a director
Resolution No. 6	To approve re-appointment of Vanitha Narayanan as a director
Resolution No. 7	To approve re-appointment of Paula Gold-Williams as a director
Resolution No. 8	To approve re-appointment of Philip Graham New as a director
Resolution No. 9	To approve re-appointment of Nicoletta Giadrossi as a director
Resolution No. 10	To re-appoint KNAV Limited as the U.K. statutory auditors of the Company; and
Resolution No. 11	To authorise the Board and Audit Committee to determine the remuneration of the auditors.

Only shareholders of record at 23:59 (Eastern Daylight Time) on August 15, 2025 (the “Record Date”) will be entitled to attend and vote at the AGM. Changes to the register of members after the Record Date will be disregarded in determining the rights of any person to attend and vote at the meeting. Beneficial shareholders, for whom shares in the Company are held in a stock brokerage account or by a broker, bank or other nominee, will be sent information on how they can give instructions for voting of their shares at the meeting.

The AGM notice and the Company’s U.K. Companies Act annual accounts and reports for the financial year ended March 31, 2025 (containing the directors’ report, strategic report, directors’ remuneration report and policy, annual accounts, and auditor’s report for the financial year ended March 31, 2025) are expected to be published on or around August 22, 2025, and will then be available in the Investor Relations Section on ReNew’s website at https://investor.renew.com. Shareholders can request hard copies of documents free of charge by submitting a written request at the registered office of the Company.

About ReNew

Unless the context otherwise requires, all references in this press release to “we,” “us,” or “our” refers to ReNew and its subsidiaries.

ReNew is a leading decarbonization solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew's clean energy portfolio of ~18.2 GWs (+1.1 GWh BESS) on a gross basis as of August 13, 2025, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions in a just and inclusive manner in the areas of clean energy, value-added energy offerings through digitalization, storage, and carbon markets that increasingly are integral to addressing climate change. For more information, visit renew.com and follow us on LinkedIn, Facebook and Twitter.

ReNew Energy Global Plc Registered in England and Wales Company No. 13220321 Registered Office: C/O Vistra (Uk) Ltd, Suite 3, 7th Floor, 50 Broadway, London, England, SW1H 0DB W www.renew.com

Press Enquiries

pr@renew.com

Investor Enquiries

Anunay Shahi, Nitin Vaid | ir@renew.com

ReNew Energy Global Plc Registered in England and Wales Company No. 13220321 Registered Office: C/O Vistra (Uk) Ltd, Suite 3, 7th Floor, 50 Broadway, London, England, SW1H 0DB W www.renew.com